Filed by Valeant Pharmaceuticals International, Inc. (Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

The following is a transcript of a question and answer session with Valeant CEO Mike Pearson at the Sanford C. Bernstein Strategic Decisions Conference, held on May 28, 2014:

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

CORPORATE PARTICIPANTS

Mike Pearson Valeant Pharmaceuticals International, Inc. - Chairman of the Board and CEO

QUESTION AND ANSWER

Unidentified Participant

Thank you very much for joining us today. We are very, very fortunate to have Mike Pearson today, and especially after a very long day of discussion and presentations, as Valeant today have raised their offer for Allergan.

And I know a lot of you have been exposed to the story, but I expect there will be a lot of people around the room who are not, given that this particular conference caters to a lot of generalist PMs.

So, what we’re going to do — what I thought we’ll do — we’ll ask Mike to go over some of the basics of the Company, which is one of the — shall we call it, the less well-understood companies in the specialty pharma sector, and after talking about the business model of the Company itself for a while, we can turn over and begin to talk about the value seen in Allergan, the offer, and the path forward.

So, Mike — oh, by the way, there are cards all over the place, if you guys would not mind filling them, passing the questions forward. There will be a couple of people going through who will be picking them up, and I’ll try to make sure the question gets answered by the order in which I receive them.

So, Mike, why don’t we just start with the Valeant story. You were a consultant for McKinsey for many years. You saw some holes in the industry, and then you thought, there is a room for a company to fill them. If you can just take us through, kind of, the basic logic of the Company and how it came to be, to where it is today.

Mike Pearson - Valeant Pharmaceuticals International, Inc. - Chairman of the Board and CEO

Sure. I had the privilege of working for McKinsey over 23 years, and led the pharma practice for most of my tenure there. And pharmaceuticals is an industry full of great people, with a really noble mission of serving doctors and patients, which we completely agree on. And it’s filled with — a lot of our employees feel very good about what they do every day when they come to work.

My observation over the couple of decades I was involved, is that most pharma companies still have the same operating model that they had ever since they grew out of the chemical industry in the early 1900s. Now, as heavily vertical integration — everything from discovery of drugs, all the way through manufacturing, launching, commercializing, and sort of a do-it-yourself — that everything makes us do inside.

And I think in any industry — and at McKinsey we were students of industries — it — there’s not many industries out there, if any, where one owner — that vertical integration makes a whole lot of sense. Not everyone could be great at everything.

And I think over the years we saw a lot of inefficiencies in terms of spend; in terms of a feeling you can’t attract — no company can attract great scientists; great manufacturers; great commercial people; great everything. And so, I think the whole theory of the case was that it’s hard to do everything within one company.

The second was, the industry was built on blockbuster drugs, high R&D productivity, free pricing, patent protection — a number of things. And the world’s changing, and many of these things are no longer like they were 10 years ago; 20 years ago.

Yet, if someone’s grown up in a company that’s been very, very successful, they tend to keep doing things the same way. And when fundamental change occurs in an industry, it usually comes from the outside. And that’s what we’ve tried to construct Valeant to be — a Company that respects what works really well in the industry, but is also economically rational in terms of the things that don’t work so well.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Unidentified Participant

So, one of the basic arguments that you’ve made is that the level of spend in the industry makes no sense. That is, people overspend on R&D; people overspend on SG&A. Can you just contrast how you run your R&D and your SG&A versus the overall way by which the drug industry is run?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

You know — well, when I was a consultant, I’d often have conversations with CEOs in the industry that recognize that much of their R&D spend was not productive. But they feared reducing that R&D spend, because they thought their stock price would go down — that if they didn’t have a certain amount of R&D — that that was the future. And that probably was the case when the multiples in the industries were in the 30s — which is no longer the case.

So, R&D has become less productive. There’s all sorts of external reports. And just like every other industry, I think the model will change — people looking at output, innovation — opposed to input costs. We see it in other industries. If I look at the software industry — you look at a company like Microsoft. It spends billions and billions of dollars. Google — but, again, most of their innovation comes from outside the company.

I believe that’s the same case in pharmaceuticals. Most innovation comes from outside the actual companies, and it’s licensed in, either mid-stage or late-stage.

Unidentified Participant

Well, what do you think about this argument that potentially the drug industry just was on the wrong track for 20 years? They believed a lot in (inaudible) libraries; they believed a lot in the genomics projects.

And in the end of the day, it’s the guys who focused on monoclonal antibodies and really understanding disease therapy, that actually had great productivity. And now that the drug industry’s kind of changing face and becoming also invested in those kind of ideas of understanding drug industry better, the productivity will just get better and better all the time.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, it might. Again, I’m not a scientist, and I’m sure there’ll be ebbs and flows. But I do believe that the track record in terms of most public companies — R&D is not great. There’s some companies that have been spectacular, and I applaud them for that. But for the average company out there, probably the money is better deployed in terms of accessing innovation from the outside.

We have no specific expertise in terms of — we don’t claim to be — have the best scientists in the world. We’re not going to discover the next cure for cancer. What we are doing is blocking and tackling. And I think we have a very — extremely good commercial organization, and I think we have an organization that’s very good at capital allocation and finding opportunities for underappreciated products, late-stage and in-line products, out there in the industry, bringing those in, and creating shareholder value that way.

So, I think it’s — lots of different strategies can work. In our case, we believe that’s the best strategy. And quite frankly, if you look at many, many of the larger pharmaceutical companies, and you actually trace back, where do they get the products that they’re selling today, most of them have come through acquisitions or late-stage in-licensing; not from their own laboratories.

Unidentified Participant

The (inaudible) a lot of those drugs came in reasonably early. So, if you kind of look at a lot of those drugs they came in with, either not approved, or approved with one indication, or at Phase 2; and then there was actually a lot of effort being put into very expensive, very complex Phase 3, to create those into big franchises.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Actually, if you do the analysis — and it’s all publicly available — an awful lot of the products come in as approved products that they’re working on new indications, and through acquisitions. Earlier today, we put up a chart in terms of number of acquisitions companies have made.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Because people say, boy, you’re really acquisitive; this is a roll-up. And actually, the number of acquisitions we’ve made over the last 10 years, relative to companies like Novartis and J&J and Allergan, is not wildly different.

Unidentified Participant

As a percentage of the size of the Company? Because it seems that you’ve essentially almost doubled every year just because of that — the size of the acquisition versus your size prior to the (inaudible).

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, we’ve done it quicker. There’s no question about that. We do acquisitions quicker. We do integrations quicker. But if you chart back to sort of the origins of these companies and look at where their revenues came from, maybe over a longer period of time, but basically the same model.

Unidentified Participant

Got you. One thing that you’ve mentioned about getting better — you kind of — there’s, I guess, I’ll call it a quote, attributed to you, because I’m not sure exactly what you said. One of them is that you expect your Company to grow up to be a $150 billion market cap within the investable horizon.

And then there was some quote from you recently about splitting up the Company if it gets to be too big. If you could take us through the logic of how you think about the horizon for Valeant in terms of growth, just to clarify the two statements.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, our Company senior management and the Board — we — there’s only one metric that really counts, and it’s total return to shareholders. That’s how we’re paid. We have a unique pay model, that at least we — at least — if we don’t at least achieve a 15% total return to shareholders each year, compounded annual growth rate, that basically the equity we receive in terms of our stock grabs is worth nothing.

So, we are incented to continue to create value for shareholders; but over the long term, not over any one-year period. So, that is our objective. And I think we put — maybe putting the $150 billion number out was a mistake, but I think our investors understood that. It meant that we’re not satisfied with where we are. We’re going to continue to try to build and drive shareholder value. And if you do that, you’re eventually going to have a higher market cap.

We’ve also been asked, well, how big is too big; and if it becomes hard to manage. And we’re saying — and we answered, we’re open to anything. If it’s going to create more shareholder value to have three companies rather than one company, none of us care about how many employees work for us; how much revenue we have. We’re just going to be focused on what’s best for shareholders.

Unidentified Participant

So essentially — those are essentially examples of how you create value as opposed to the objectives of the Company?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Exactly.

Unidentified Participant

Okay. I’d like — our friends from Allergan have provided us with a great list of arguments. They did a nice job of distilling all the arguments against Valeant to one document yesterday. So, I was actually going to try to actually go through this — all the arguments and essentially give you a chance to basically explain to us why some of the arguments made against Valeant are off base.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

The first one is integration, and essentially it’s creating a single company. So, such a quick list of acquisition is not possible. So, essentially, by moving so quickly, you’re obviously not integrating the assets that you’re buying.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, actually, I just think they’re dead wrong. When I was at McKinsey I actually had — the other example they suggested was maybe we’re Tyco. So, I had an opportunity when at McKinsey to work with Tyco, after the fall, and had a chance to get a sense of, what they did they really do? And what they didn’t do was integrate. What they did is, bought a lot of companies; kept them separate. They tied the financial systems together, but that was basically it.

So, we learned from that lesson. And every time we do an integration, we fully integrate it. We do it on a decentralized basis. So, take a country like Poland. Every time we do an acquisition, we take the products and put it into our Polish infrastructure. Then we take a best-of-the-best people approach in terms of sales forces and that type of thing.

But if you go anywhere in the world today and visit our decentralized companies, there will be single companies; single management teams; single financial systems; single controls; single regulatory. So, all those will just be like any other company. It’s not that hard to integrate in the pharmaceutical industry. Because what you’re largely doing is buying products. When you buy a company, you’re buying the products. And then you figure out how many of the people you really need to take on board.

Most of our acquisitions tend not to have manufacturing facilities. So, most of that is outsourced. Bausch + Lomb was the first time we actually even have a plant in the United States. So, we spend a lot of time truly, truly integrating. Which I think makes us different than the Tycos. So, we would invite anyone, including anyone from Allergan, who wants to come in and take a look at our Company and see what you can see.

Unidentified Participant

So, the second argument is that you have a significant wave of talent departure. So immediately after acquisition, you have a hard time to maintain your top management employees. They tend to depart after 2 or 3 years.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, when I joined we were an $800 million revenue company. This year we’ll be closer to $9 billion in revenue. And each year, at minimum, we assess the talent. And it starts with me. The Board assesses, am I still the right guy to be running this Company? And it’s not surprising to my mind. And I came from an environment which was up and out, at McKinsey. It’s not surprising that the CFO of an $800 million is not going to be the same CFO of an $8 billion company.

Now, some people — maybe we’d be lucky when we’re $800 million. So, there’s been a lot of turnover at the senior ranks; but that has been, by and large, our decision, not their decisions, as we continue to upgrade talent.

And in fact, we — I think we’re one of the few companies in the — public companies in the world that actually invites investors to come to our Board meetings once a year. And part of that is, Howard, who’s also on the Board, and our CFO — we’re in part of the discussion, and then we leave, and the investors talk directly to our Board members.

And the number one message they keep getting is, keep upgrading your talent as you grow. You need to keep upgrading your talent. You need to create bench strength. And so, we’ve listened to our investors, and we continue to upgrade the talent, and we’ll continue to do that. There’s no tenure at Valeant. It’s up and out. If you perform, that’s great, and if you don’t, that’s fine. It’s more like a professional services firm than a sort of traditional pharmaceutical company.

Unidentified Participant

How do you have such a low tax rate, and is it — how come it is sustainable, I guess, is the right question for that.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, our tax rate — we are a — first of all, we’re a Canadian company. Like most countries in the world, except for the United States and Japan, it’s — you pay taxes on a territorial tax basis.

Second reason is, we have a lot of debt compared to most pharma companies, and all of our debt is in the US. And so, we have the interest deduction.

And then, third, we move our IP offshore and use standard transfer pricing practices.

And the combination of the three leads to lower tax rates, like other companies that are offshore. Ours tends to be lower than some of the others. And one of the reasons is, we pay — we consider tax an operating expense. So, we ask our tax teams to continue trying to do things that are completely legal, but completely within the rules, we continue to work on reducing our taxes.

For example, we made a commitment to Rochester when we bought the Bausch + Lomb business. They have a big manufacturing facility for contact lenses. We agreed to put more lines into Rochester, and in return we got a state tax deduction.

In Poland we have arrangements — again, we’re keeping certain jobs in the country, and we get reductions in taxes. So, we just work harder at it. And in terms of sustainability, anyone can make a prediction about anything in the future. We feel quite comfortable that, for the foreseeable future, our tax rate is sustainable.

Unidentified Participant

If the — just for the sake of the argument, if the US decides tomorrow to institute some articles that will increase your tax rate here in the country for, call it, 20% of operating, how big of an influence would that actually be on the overall profitability of the Company given your mix of international business and so forth?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

20% on — well, we don’t make a lot of money in the US because of our interest deductibility. So, we’ll have — would have a marginal impact. If they decide that they — that companies can no longer deduct interest expense, that would have a significant impact. We don’t believe that’s going to happen. Many, many companies take advantage of the ability to reduce interest costs.

Unidentified Participant

And would that be the biggest exposure on the tax side, if the US decides to raise its — it would no longer allow all US companies to deduct interest from their taxes?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, I think someone could put a revenue tax on all companies in the United States, and — but I’m not sure the rest of the world would —

Unidentified Participant

(Inaudible) that’d make sense. Yes.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

— the rest of the world’s going to look favorably upon that. So, this’ll — we believe the right answer in for the US is for the US to reform their tax code; also adopt a territorial tax code. And recognize that, by having one of the highest tax rates in the world, it is driving businesses to move offshore. And I think that’s probably what’s going to happen over time.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Unidentified Participant

About disclosures — why not provide a product-level breakdown of the Company? That’s one of the arguments about being able to see the products for what they are.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Sure. Well, most pharma companies — one of the biases is to have large products. And most pharma companies of our size would have multiple $1-billion products. Our largest product’s maybe $200 million or less. So, if ever — we just don’t think it’s practical to track 4,000 products every quarter, in terms of what the growth is, and what the revenues are, in terms of the disclosure.

We’re more like a generics company in terms of the amount of revenue we get per product. And it would be like asking Wal-Mart to — why don’t you tell us how much products — you know, what SKUs you’re selling every quarter, by geography? It just makes no sense.

Unidentified Participant

How would your business model change if interest rates were higher? So, assume — let’s assume a 3% increase or 4% increase in the federal rate.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Really, not at all. Because the hurdle rates — the investment returns we require on our acquisitions are over 20% statutory tax rate. We don’t worry about our cost of capital, just because we know we’re expecting returns that are far in excess.

I guess at the extreme we could increase our hurdle rate — our cost of capital that we want to make sure deals work, we could increase it by — you know, if it increased 5%, we’d go to 25%. But our fundamental model is not interest rate-dependent.

Unidentified Participant

Another point people are confused about is this issue of price increases versus volume growth in your business. If you kind of took a look at the last 2 or 3 years on organic basis, what was the contribution of volume growth versus price increases?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, on a global basis, it’s going to — it’s 90%-plus — probably closer to high 90%-plus in terms of volume. You can’t — our business is only about 25% pharmaceuticals. We have OTCs. We have branded generics. We have medical products; also, those consumer products. Limited amount of price increases there.

The only country in the world that you can really sustainably increase pricing is the United States. And in the United States, you’re governed by managed care contracts. And the managed care contract — the highest price increase we could take under any managed care contract in the US is 9% a year.

So, we have a lot of constraints, just like other pharma companies do, in terms of pricing. So, we focus on volume growth, and the vast majority of our growth on a global basis — and we went through some of that this morning — is volume.

Unidentified Participant

And the other argument is that your R&D’s primarily based on reformulations and actually small innovations, and a lot of your SG&A is spent on existing brands — even OTC on the branded side.

And the argument is that if its competitor will actually make a real step in innovation, or would make some significant investment in their sales and marketing, beyond the levels you currently commit, they’ll be able to take share from you quickly. I guess that’s one of the core arguments Allergan has made.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

It’s a nice, interesting theoretical argument. But if we look at actually our performance, which we went through around the world, we are growing our products. That most of our products, again, are not there to — most of them are dermatology products, ophthalmology products, OTC products, where a brand like CeraVe, which is the number one growing moisturizer in the US — there’s no real innovation to — you know, people need moisturizers. We happen to have one that’s really good, that’s growing.

So, we tend to play in the unexciting product categories, where — the one nice thing about dermatology is, most of the products — they’re like acne products. And in a sense, they don’t cure; they just —

Unidentified Participant

No innovation. Low innovation.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

— prevent — low innovation. That’s where we play in. So, there’s no (inaudible) coming, in terms of most of the categories of products we play in.

Unidentified Participant

So, I’m going to give you one of the questions which is — I guess it’s a fundamental question from healthcare investor, which is, the Valeant business model is advantage of — taking advantage of R&D investments of others.

If every company does what Valeant does, there will be no R&D, and — et cetera, et cetera, et cetera. So, how do you see the industry architecting in terms of companies that do R&D and companies that do marketing, to allow the industry to coexist and still provide value?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Yes. Well, I think we’d have a much more efficient industry, for one. Most R&D and most innovation occurs not in large companies. It occurs at universities. It occurs in startups.

At McKinsey we did a study of, where did the top 100 drugs of all time — this was 7 years ago — come from? And we tracked them. And only two of them came out of big pharma. Or — all the rest came from either startups, or universities, or entrepreneurs. That’s where innovation happens. We see it in the software industry.

We see — truly innovative scientists aren’t going to work for a large company where, if they invent something, they might get a gold watch at the end of the year. They’re going to work in a university setting where they have academic freedom; a startup, where they get — may get a piece of the royalty.

So, I think there will always be innovation. It’ll come from the places where we get innovation. And again, that’s why I don’t think — a large commercial pharmaceutical company shouldn’t be focused on also being the company that’s going to discover all the — let each — let innovation come from where innovation comes, and don’t —

Unidentified Participant

And big pharma’s not it.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Big pharma has certainly not been it for years.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Unidentified Participant

You sold a business today for $1.4 billion. What is the multiple of sales? I think you kind of mentioned it earlier today. And what valuation did you arrive at this price? And I guess the question is, why sell a dermatology asset when you’ve got on one side Obagi, which is an OTC product, and on the other side medical dermatology?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Yes. So, we stated earlier, we sold it for greater than five times sales. It was a terrific economic return for us, because we had previously bought it a few years earlier for much less. We did it because of, first, the economic return.

The second is, it was saying that we were going to have to divest anyways, when — and we’d announce that publicly when we eventually do merge with Allergan. By doing it earlier, we got a better price.

It also — it’s harder to sell products if you’ve already said you’re going to get rid of them. People begin to question, how good are they really? These are great products. We sold it to a company, Galderma, which is owned by Nestle, which is a great company, and they’ll do a great job with these brands. And when we merge with Allergan we’ll have Botox and Juvederm, and so we’ll be back in the aesthetics business.

Unidentified Participant

So, you basically — strong confidence in the eventuality of this transaction when you make that sale?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

We’ve talked to a lot of the shareholders. Our shareholders; Allergan’s shareholders. The shareholders all understand this combination makes huge sense from an investor standpoint.

And so, I believe it’ll be a long, probably drawn-out fight; but in the end of the day, the shareholders will speak. And what’s clear is, we’re going to have to move forward with something like a special meeting, sooner rather than later. And we’re committed to doing so, because we want the shareholders to vote on this deal, because I think they’re going to vote with their feet.

Unidentified Participant

Okay. So, I can — one thing that I have noticed — in the past, you’ve bought companies, after the balance on all transaction, that were either smaller or less known — to some extent less appreciated by the market.

Allergan is not it. Allergan is a company the market generally does appreciate for its value. And I would argue, as somebody who covered them for 10 years — reasonably well managed. Maybe it can be managed better, but it’s been reasonably well managed to create value for shareholders.

I guess, why Allergan? Why not go after — why not look for companies that probably do not have the multiple they do; do not have the valuation that this company does?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, first of all, we don’t look at any company singularly. We’re always looking at opportunities; looking at options, et cetera, et cetera.

The reason we moved forward with Allergan — we’ve — we tried to talk to them a number of years ago, is, the strategic and financial logic is so compelling. And when we talked to our shareholders, they said, look, this makes all the sense in the world. We talked to their shareholders, because many of their shareholders are our shareholders, and they greatly encouraged us to move forward on this.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

And in many ways it’s been a very good company with a very good record. I think it’s been more successful in the US than outside the US. So, I think our international infrastructure and presence and management team can probably do a better job with those assets. And while it’s — and it’s been run quite well, there’s two areas where it’s been quite inefficient.

One is the area of R&D, where I think 36 of the 37 programs — early-stage programs that they’ve brought through — have failed. And most of their investors we talk to know that. And their SG&A is probably the highest ratio in the industry.

So, we think that the company can be run better in those two areas that will create even more additional shareholder value. And obviously our corporate structure, our tax rate — they pay a lot of taxes, and that will help as well.

Unidentified Participant

So, let’s talk a little bit about the deal structure. Your current offer will put you in a debt-to-EBITDA of about 3.3%, by — I guess by your numbers around — in 2015.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

About 3 1/2%, assuming that we had closed at the beginning of this year, which obviously isn’t going to happen. So, their earnings are going up; our earnings are going up. So, maybe 3.3%, 3.2%.

Unidentified Participant

Yes. That’s probably —

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Probably about right.

Unidentified Participant

Okay. Which is about $9 billion, if I’m — your numbers — the numbers you — that you posted correctly. You could easily have took some of that cash and changed your offer to be slightly higher-levered, but offer the Allergan shareholders more cash and less equity. What is the rationale for having that structure as opposed to more of a cash-tilted offer?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, after we put our initial offer out, we — Howard and I met with many of their large shareholders — as many as we — that were interested in meeting with us. Basically, all the large ones with the exception of the index funds.

And almost, with a — one exception, all of them were viewing our equity as being the more valuable part of the offer. The one exception was one that was not allowed to hold our stock because they have an internal rule that they can only hold companies that have a leverage of 2 times free cash flow for a year.

So, people do understand the intrinsic value of this transaction. People do want to continue to participate in the upside, beyond the short-term upside of when this transaction closes — the long-term potential upside. And the management and the Board has been questioning our currency, but the actual investors and owners of the company have not been.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Unidentified Participant

So, why won’t you just make — give the investors the option — just announce the bigger pool of cash, and if people prefer to take equity, they’ll take equity?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, we also have our own shareholders to consider. And quite frankly, I work for Valeant shareholders. And my number one obligation is to make sure that whatever deal we do makes a lot of sense for them. And we’re not going to dilute our shareholders any further than the current offer.

Because at the end of the day, that’s my job. I hope that many of Allergan’s shareholders eventually become our shareholders. But I don’t think even their shareholders — if we overpay for this asset, they’re not going to want to hold our shares either.

Unidentified Participant

I guess the question is, how do you — so my understanding was that you actually believe that the equity of your Company, certainly post this acquisition, is probably worth more than the value of the cash. So, essentially people that choose the cash will be making a mistake; but you will allow them to make that mistake if they choose to take more cash (multiple speakers) —

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, no. I mean, different strokes for different folks. We do believe in our equity, and I think we’ve proven it. We have a history of buying back shares. We have a history of showing that our stock has been undervalued, and we continue to believe so. And with this deal, we do as well. So, we’ve offered what we believe is a fair exchange ratio, and we upped the cash portion this morning. And we believe it’s a compelling offer.

And I think what’s keeping the prices depressed is obviously a lack of confidence about deal certainty. I think if we initiate, you know, a special meeting, and it looks like we’ll — it doesn’t look like the company’s that interested in coming and talking to us and sitting down. So, we’ve always had the threat of the stick, and I think we’re increasingly convinced that we have to execute on that threat.

Unidentified Participant

So, before we actually get to the path going forwards, a couple more questions on the structure. One of them is, you always had the option — you’ve done that in the Bausch + Lomb case — of issuing cash to the seller and then issuing shares in the capital market. Can you tell me — talk a little bit about the logic of why not — why this will be inappropriate in this case?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

We never said it’s appropriate or inappropriate. I think that —

Unidentified Participant

You chose not to do it.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, we didn’t announce before we did the Bausch deal that we were doing it either. So — but I think that — I think the components, now, of cash and equity are — will lead to great returns for both sets of shareholders, once we get the deal — people convinced that the odds of this deal happening are going up and up and up. And I think that’s our job over the next couple of months.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Unidentified Participant

Okay. And the last one is CVR. And I’ve been following that market for a while, and the CVR is the one part [where lots of it] didn’t quite make sense. I mean, you’re talking about a — the VEGF market, or the wet AMD market, is a market that will require more than one product. It will require an investment in R&D. Probably they will do a first product; second product; third product; combination of product. It’s essentially a long-term commitment into a very competitive but highly lucrative market.

And taking this one lead starting — and there are two of them already — and developing and putting it aside, and saying, I’m going to commit a certain amount of money for it, and the shareholders will benefit directly, seems not to be the best way of developing. It’s almost, like, better that you basically would say, well, fine; if it’s a great asset we’ll put it to the market test, have somebody buy it, right, and give those proceeds to Allergan shareholders if that’s what they want. I’m surprised is — that you’ve chosen that vehicle to isolate that asset.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, we put a proposal on the table this morning. When Allergan came out and talked about the go-it-alone strategy, they identified DARPin as the product that was really going to change the Company. They identified — the products — said for — at most, $350 million to $400 million, we can develop DARPin. And it has the potential — and we believe in this product — to become a $20 billion cumulative revenue product for the Company.

And their argument was, wait, you’re giving up too much value at these prices, given we have a product like DARPin. So, ours was an initial suggestion, saying, okay, if it only costs $350 million to 400 million, we’ll make that investment. And if it works and you get — it’s $20 billion, we’ll give that to the current — disproportionately, to the current Allergan shareholders. If — again, we’re very open to (inaudible) the Company. And if the management and the Board would prefer that, why don’t we just auction it off, and whatever price we get, we give back to the Allergan shareholders. I’d be wide open to that.

So, this is not — again, we need to sit down. We need to talk about these things. But we’re flexible. We don’t believe that product’s likely to be successful. And if we’re wrong, we’re wrong. We certainly put no value in our valuation for that product. So, again, we’re open to all alternatives in terms of DARPin.

Unidentified Participant

So, let’s talk about the path forward from here. There were two discussions. There was calling a special meeting of the shareholders; there was a discussion about doing an advisory vote. What do you — how does the process roll forward from here?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Well, we have to — yesterday they put out a — many of your questions came from this consulting report, which — this morning we went through all the errors. It was just factual errors in that consulting report.

It does seem to signal that they’re not particularly interested at this point in sitting down with us. Now, we had our presentation this morning. We put out our revised offer. We’ll need to regroup and huddle and decide what we do next.

I think in all likelihood we need to begin the process of the special meeting, where we can ask shareholders to make the decision that they’re supportive of trying to get both sides together, and try to get a deal done.

Or, if they vote no, they are in favor of the Allergan go-it-alone strategy, we’ll listen to their shareholders. And that’s fine. We’re pretty confident that we know where that vote will go.

And the special meeting will basically be a referendum on their current directors. And that’s really the — probably the quickest and — the quickest path that really has a consequence that is enforceable.

Unidentified Participant

So, the first one is the advisory meeting that’s simply advising to the company to sit around and talk to you.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Yes.

Unidentified Participant

And that will happen in parallel to requesting a special meeting of the shareholders? Most likely.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

That’s the most likely course.

Unidentified Participant

So, my understanding — and I’m by far from being a legal expert — is that given —

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Me neither.

Unidentified Participant

You have — I’m sure your lawyers explained that to you.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

They have explained I was not a legal expert.

Unidentified Participant

That, because in every year, there are directors being voted onto the Board, you cannot call a special meeting of the shareholders to appoint new members of the board; that will have to wait till the full year — the full-year vote. I mean, how do you get around their bylaws that limit your ability mid-year to ask for additional Board members?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Yes. So, I think what we both agree is that neither of us are legal experts.

Unidentified Participant

Correct.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

And it’s not 100% clear that what you describe is true either.

Unidentified Participant

(Inaudible). Yes.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, I think we’ll leave it up to our lawyers, in terms of our ability to put up a slate before the next annual meeting.

Unidentified Participant

So, there is — your — essentially, your legal expert tells you there is a way for you to put a slate of directors to replace the existing one before the next (multiple speakers)

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Yes. Whether it’s all or some, or — we believe there’s a path.

Unidentified Participant

You believe there’s a path for that. Okay. And we’ll see how that unfolds.

If you cannot replace the Board, can you go directly to the shareholders and — I think there is some issues — again, not being a legal expert — about how the stocks were acquired early by the vehicle that might make that somewhat difficult to go ask for — to make a tender offer.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

No. We — if we had considered that earlier on, there — it would have created problems, we would never — we’ve never considered a tender offer. It’s obviously — it would be contingent on the pill being pulled back. But I think if, at this point in time, we wanted to go forward with that path, I think that’s also a possibility.

Unidentified Participant

That is — you — obviously, that’s the special meeting to remove that poison pill. That’s kind of a logical step.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

We will — yes, that’s what we would need to do.

Unidentified Participant

Yes. Okay. Another one is about your partnership with Pershing Square. So, one of the arguments is, look, the deal you’ve done with Pershing Square is — we believe you — if we believe you it’s legal, the question is, is it fair to all the shareholders? Wouldn’t all the shareholders want to know, what is the company bidding for, and be able to stand in agreement with you to participate in that next purchase?

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

So, I think the concerns I’ve heard from some investors is, here’s an opportunity for someone to come in and take no risk and get a great return.

Unidentified Participant

You can structure it any way you would like, but —

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

That’s some of what I have heard. Actually, there’s real risk. Mr. Ackman now owns $5 billion — a little bit less after today — value of Allergan.

We have no obligation. We — tomorrow we can do some other deal, and drop the Allergan, and go a different direction. And the stock — it dropped a little bit today; it’d drop a lot more if that — if we announced that tomorrow. And we could.

So, he has real risk. He has 10% ownership of a company that has rebuffed something that would have created huge value for shareholders. And so, A, it is totally legal — we checked with multiple high-profile legal firms like Skadden and with Sullivan & Cromwell; with Osler up in Canada; Pershing also checked. So, there’s no question that it’s legal.

And there’s — right now, Pershing Square is — they have no control of what we do. They are in there until we’re no longer in there. They have an illiquid position, that as long as we want to pursue this tactic, whether it’s 3 months, 6 months, 4 years, they’re — so, I don’t think that’s a risk-free position.

Unidentified Participant

Okay. Now, talking about how long this deal will take, if this deal takes another 6 months, 9 months, a year, first, are you essentially committed to maintaining the offer in place? And what can you do in the meantime? Would you be able to do some other deals? (Inaudible) $5 billion during that period? Do you see yourself doing other things while this is — while this transaction is pending?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Absolutely. I think that’s the beauty of it — that we can afford to be patient. Our — we can operate our business. We have no constraints.

We will continue with our strategy. We will continue to deliver outstanding performance. I think, this morning, if you sat through the presentation, I think your confidence level in our ability to deliver strong organic growth could have only gone up.

We’ll get through the sort of patent cliff period by the end of the second quarter, and we’ll also — the one-time costs with Bausch + Lomb, we’ll also get through after the second quarter. So, our cash flows will start increasing dramatically.

Our organic growth will increase. We continue to do acquisitions. By the end of the second quarter, we’ll probably have done 20 acquisitions. There’s nothing that prevents us from doing — these are mostly tuck-ins. There’s nothing that prevents us from doing much larger acquisitions. We’re launching 18 products in the US. We’re launching over 400 products around the world this year.

So, we will continue to operate our business; continue to generate good cash flows; continue to show strong organic growth; and because of our decentralized model, there is really no disruption to our business.

The — on the counter side, I think Allergan is in a position where their people are vulnerable. No one knows what’s going to happen. Their businesses are more vulnerable because they’re living in the uncertain world. And I guess if I were an Allergan shareholder, I’d be a lot more concerned about the sustainability of Allergan’s business over this period than I would be about Valeant’s.

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Unidentified Participant

So, if — what is your — if I have to say, what is your biggest — if you’re going to look at your biggest risk for this deal not closing, what is it?

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

The biggest risk is that the Allergan shareholders, in the end of the day, decide that they prefer a go-it-alone model. That’s fine. We respect shareholders. And if that’s what Allergan shareholders would prefer to be the outcome, that — we’ll respect that outcome.

There’s always a chance that a white knight comes in. We think that’s less and less likely every day. And I’m sure their hope is that we give up. But we’re not giving up.

Unidentified Participant

I want to see if there’s anybody from the audience. I’ve got a bunch of cards here, but I want to see if there’s anybody from the audience who’d like to kind of get up and raise their hand and ask a question. All the questions have been exhausted.

Unidentified Audience Member

(inaudible—microphone inaccessible)

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Yes. So, our warm-up for Allergan was Bausch + Lomb. And when you think about integrations, and what actually happens when you put companies together, it’s more a function of number of people, and number of facilities, and the number of manufacturing sites, than it is total revenues.

And in every dimension other than the total revenues, Bausch + Lomb was more complicated. They operated in more countries; they had more people; they had many more different facilities; and they also had many more people outside the United States.

And it’s much harder to do an integration outside — the US is the easiest place to do an integration. It’s very easy to achieve synergies quickly in terms of redundancies, at a lower cost, in the United States than anywhere else.

So, I view Bausch + Lomb as really the blueprint for what would happen with Allergan. And I think with Bausch + Lomb — it’s only three quarters in, but we accelerated organic growth from 4% to 10%. And as we heard this morning, it’s only accelerating from there. After three quarters, the integration is going extremely well. Next quarter will show it’s going extremely well for a year, and then go [up]. So, I do think we have a blueprint.

One of the keys to our model is that we have a decentralized operating model. And it was actually another criticism yesterday, that no one has a decentralized operating model in pharmaceuticals. Actually, the whole industry used to be decentralized. And 10 years ago, Allergan was decentralized. So, it’s a proven model in pharmaceuticals. It’s just, people moved to centralized model recently. It’s not clear that’s helped performance.

So, instead of a single integration, it’s 50 integrations. The guys in Poland will integrate Poland. Our woman who leads Western Europe will integrate Western Europe. So, again, it’s a series of simultaneous smaller integrations, which takes the risk, increases the speed; and I think we do have at this point at least one successful integration in terms of a global integration, sort of behind us, and with only signs of success going forward.

Unidentified Participant

Is the industry beginning to respond to the model that you’ve presented? I mean, if we can say that imitation is the most honest form of flattery, you clearly have a few imitators. But if we think about the overall industry, are we beginning to see some of the companies that used to (inaudible) beginning to respond?

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MAY 28, 2014 / 08:00PM GMT, VRX.TO - Valeant Pharmaceuticals International, Inc. at Sanford C Bernstein Strategic Decisions Conference

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Certainly there’s other companies that have adopted strategies that are closer to what we’ve articulated with. But, as Howard always says, it’s not a very easy model to replicate. It’s very simple. We tell you exactly what we’re doing. But it’s very hard. It requires working really, really hard, sweating the details every day. And you have to come to work in the morning, and we’re tracking every product around the world. We’re — it just takes a lot of hard work.

And I think the people at our Company — that we have a unique set of people that, actually, the work excites them. I think the one thing, if you’ve been there this morning — hopefully some of you were — you saw our leaders. They’re passionate. They have energy. They love that it’s decentralized.

But they work hard. And I think, that, we haven’t seen, in terms of other companies that are imitating us. So, it’s not the brilliance of the model. The model’s pretty obvious. It’s just not — it’s not a hard — it’s just —

Unidentified Participant

Hard to execute on.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

It’s — you’ve got to like hard work. And, well, most people don’t like hard work.

Unidentified Participant

Very good. Any final questions for the audience? In that case, Mike, very much appreciate your time.

Mike Pearson —Valeant Pharmaceuticals International, Inc.—Chairman of the Board and CEO

Thank you very much.

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Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) offer to acquire Allergan, Inc. (“Allergan”), its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant;

•	if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transaction;

•	ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis;

•	our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Valeant has made for a business combination transaction with Allergan. In furtherance of this proposal and subject to future developments, Valeant and Pershing Square Capital Management, L.P. (“Pershing Square”) (and, if a negotiated transaction is agreed, Allergan) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE PROXY STATEMENT(s), REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY

IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.